

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

Mail Stop 3561

October 5, 2009

Mr. Robert F. Moran
President, Chief Executive Officer
PetSmart, Inc.
19601 N. 27th Avenue
Phoenix, Arizona 85027

> **Re: PetSmart, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2009**
> **Filed March 26, 2009**
> **Form 10-Q for Fiscal Quarter Ended May 3, 2009**
> **Filed May 29, 2009**
> **File No. 0-21888**

Dear Mr. Moran:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        William H. Thompson
                                        Accounting Branch Chief